United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: FedEx Corporation

Name of persons relying on exemption: Clean Yield Asset Management

Address of persons relying on exemption: 16 Beaver Meadow Rd, Norwich, VT 05055

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	FedEx Corporation Shareholders
RE:	Item No. 5 (“Report on Alignment Between Company Values and Electioneering Contributions”)
DATE:	August 19, 2021
CONTACT:	Molly Betournay, molly<at>cleanyield.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

Clean Yield Asset Management urges shareholders to vote YES on our proposal on the FedEx Corporation 2021 proxy ballot (Item No. 5). The resolved clause states:

Resolved: The FedEx Board Nominating & Governance Committee issue a report to shareholders annually at reasonable expense, excluding confidential information, consisting of a congruency analysis between company values and any political or electioneering contributions made by the company and FedExPAC. The analysis should include a list of any contributions made during the prior year which raise an issue of significant misalignment with company values, and any further relevant information, such as the rationale for maintaining such exceptions or determinations to halt contributions to the recipients.

1

About the Proponent

Clean Yield Asset Management (“Clean Yield”) is an investment firm based in Norwich, VT specializing in socially responsible asset management. We are long-term shareholders in FedEx Corporation (“FedEx”). We have filed our shareholder proposal because it is apparent that many recipients of the company’s political contributions actively support policies that run contrary to some of FedEx’s corporate responsibility initiatives.

FedEx Political Contributions and the Incongruency Problem

Shortly after the January 6 insurrection at the Capitol, news outlets reported that FedEx was reviewing its contributions. The company has not disclosed the results of this review or how this review may influence contributions going forward. A lack of transparency regarding the outcomes of this review could call into question the authenticity and rigor of such a review or concern for the issue at hand.

In contrast, the annual review we propose would institutionalize greater transparency and accountability in FedEx’s political spending process. The proposal cites two examples that support the case for the annual report requested in the Resolved clause.

Contributing to candidates and organizations that undermine democracy and stability

Publicly available data shows that FedEx and FedExPAC contributed at least $210,000 during the 2020 election cycle to the 147 members of Congress who challenged the certification of the 2020 presidential election results on January 6, 2021. Relatedly, FedEx gave $10,000 to the Republic Attorney Generals Association (RAGA); about two-thirds of RAGA’s member attorneys general signed on to a brief urging the Supreme Court to throw out the election results from four states, and its self-described policy branch ran a robo-calling effort urging “patriots” to “march to Congress” and “stop the steal.” A number of companies and organizations have discontinued their affiliations with RAGA (https://popular.info/p/after-riot-major-corporations-suspend).

Contributions to these candidates and organizations are out of step with Fedex’s stated aim of engaging in the political process with the goal of “promoting and protecting the economic future of the company and our stockholders and employees”.

Contributing to candidates and organizations that that oppose diversity, equity, and inclusion

FedEx has stated that it “supports an inclusive workplace culture and is committed to the education, recruitment, development and advancement of diverse team members worldwide, and we are recognized for our commitment to those efforts.” FedEx has supported gender diversity by sponsoring women’s and working parents’ employee resource groups, and providing maternity leave, financial assistance with adoptions, and a work-life balance program.

Yet based on public data, the Proponent estimates that in the 2016-2020 election cycles, FedEx and FedExPAC made political donations totaling over $4 million to politicians and political organizations working to weaken access to reproductive healthcare, which undermines the ability of employees to manage their fertility. In the 2020 cycle alone, at least $815,450 went to anti-choice candidates, including approximately $605,000 at the federal level and $210,000 at state level.

2

Also during the 2016-2020 election cycles, FedExPAC contributed $279,000 to federal and state candidates who had anti-choice voting records1 in the seven states that enacted “heartbeat” bills in 2019.

FedEx also contributed $150,000 in 2018 to the Republican Governors Association, a 527 organization that donated millions toward state party affiliate organizations that supported Georgia Governor Brian Kemp and Iowa Governor Kim Reynolds, who in 2021 signed into law two of the nation’s most restrictive voter suppression laws. These bills will hit the Black community especially hard and have been dubbed “the new Jim Crow.” (“Corporate Enablers: Who are the Leading Bankrollers of Voter Suppression Legislation?” Center for Political Accountability, 2021 at https://www.politicalaccountability.net/cpa-reports/).

*        *        *        *

In addition to the conflicts discussed above, there are other patterns of spending by FedEx that underscore the utility of the requested report as a tool for risk reduction and accountability:

•	In 2019, Popular.Info wrote about FedEx’s $1.2 million in contributions to 75 anti-LGBTQ politicians in the previous two years (see “These 9 Pride-celebrating companies donated millions to anti-gay Congress members,” LGBTQNation.com, June 23, 2019 at https://bit.ly/3c8vfoQ). These donations conflict with FedEx’s aspirations to provide a supportive environment for its LGBTQ employees (see the FedEx web page, “Investing in Inclusion: LGBTQ”, https://bit.ly/3iFOW9s).
•	FedEx’s CEO has stated that the company has “a responsibility to take bold action in addressing climate challenges” and has committed to reaching carbon neutral operations globally by 2040 (https://newsroom.fedex.com/newsroom/sustainability2021/). Yet FedEx is a member of the US Chamber of Commerce, which has long and consistently lobbied to roll back specific US climate regulations and promoted regulatory frameworks that would significantly slow a transition away from a GHG emission-intense energy mix (https://www.ceres.org/practicingRPE/fedex).

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our highly polarized political environment, shareholders must insist upon a more responsible and coherent political spending strategy. The Proponent believes FedEx’s reputation is at risk, regardless of boilerplate disclaimers asserting that contributions do not imply an endorsement of all of the recipients’ views.

Why a YES Vote is Warranted

The examples above vividly illustrate why we believe FedEx is doing a disservice to its shareholders and broader stakeholders by failing to align its political expenditures with its policies and values.

FedEx’s statement of opposition to our proposal mostly references the company’s current governance and transparency mechanisms while evading the concerns raised in the proposal. The main arguments advanced are that (1) political engagement is important for FedEx in order to promote and protect the interests of FedEx, its stakeholders, and employees, and (2) that “participation in the political process and as a member of various trade associations comes with the understanding that we may not always agree with all of the positions of the recipients, organizations, or organizations’ other members” but that these groups “advance positions consistent with company interests.”

1 Based on analysis by the Sustainable Investments Institute. The seven states are AL, GA, KY, LA, MS, MO and OH.

3

Simply asserting that the company does not agree with all of a candidate or association’s views is not equivalent to a statement by management explaining glaring incongruities in donations, some of which might threaten to overwhelm the benefits to the company associated with company donations. Such a disclaimer does not negate or respond to investor concern about the existence and impact of incongruent contributions, nor the need for an annual assessment.

Nor has FedEx published the analysis requested in the proposal, an “annual report analyzing the congruency of political and electioneering expenditures during the preceding year against publicly stated company values and policies, with a further recommendation that such report also contain management’s analysis of risks to our company’s brand, reputation, or shareholder value of expenditures in conflict with publicly stated company values.” Under the framework of the Proposal, it does not rest with investors to determine which donations were incongruent; rather the company should explain the incongruency of specific donations, and what overriding considerations cause it to provide and even perpetuate donations despite incongruent voting records of any donation recipients.

It is worth noting that FedEx’s overall political spending transparency and accountability mechanisms lag behind those of its industry peers, according to the 2020 CPA-Zicklin Index of Corporate Political Disclosure and Accountability (see https://politicalaccountability.net/index). (Deficiencies noted in that report concern failure to disclose trade association payments that may be used for political purposes; failure to disclose a list of the amounts and recipients of payments made by trade associations or other tax-exempt organizations of which it is a member; absence of a board committee that approves political expenditures from corporate funds; and failure to publish a detailed report on a semiannual basis.)

In a recent speech, Acting SEC Chair Allison Herren Lee reaffirmed the salience of political spending disclosure to investment decision-making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.

(See “A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” March 15, 2021 at https://bit.ly/3vXEH6D.)

FedEx’s opposition statement in the proxy evades the central issue raised by our proposal: the risk of potential damage to company reputation, shareholder value, and broader stakeholder interests that steadily accrues when corporate and PAC dollars subsidize recipients whose activities undermine FedEx’s corporate values.

4

In an environment in which corporate political activity is closely scrutinized by numerous observers and stakeholders, we believe that FedEx would be wise to incorporate these “lived” or implicit values into its criteria for determining which recipients are eligible for political contributions. FedEx is correct to consider recipients’ capacity to further the company’s purpose and “advance positions consistent with company interests” - but it is wrong to neglect those recipients’ responsibility for accelerating harmful breakthroughs (in anyone’s lives), such as those discussed above. Is it enough to assert that FedEx “may not always agree with all of the positions of the recipients, organizations, or organizations' other members,” given the grievous damage to our democracy inflicted by the dozens of members of Congress supported by FedEx who voted against certifying the presidential election results in service to the Big Lie that the election was stolen?

Inconsistency can pose risks to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following:

Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.

(See The State of Corporate Reputation in 2020: Everything Matters Now, Weber Shandwick and KRC Research, 2020 at https://bit.ly/3rabGRw.)

Corporate political involvement does not enjoy widespread public support and may detract from corporate reputation. According to polling conducted by Morning Consult in October of last year, 59% said companies should work to ensure fair elections, but only 30% felt they should play a role in getting politicians elected (see “What Consumers Want Companies to Say and Do in a Year Like No Other,” Morning Consult, October 2020 at https://bit.ly/2PhK2V8).

*       *       *       *

For these reasons, we believe that the requested review and disclosure called for in our proposal will motivate FedEx to make political expenditures that do not erode shareholder value by diminishing the company’s reputation, brand, values, and corporate responsibility initiatives. We urge you to cast a YES vote on Item No. 5.

5

Appendix: FedEx’s 2020 contributions to members of Congress who voted against certification of the presidential election results

Adrian Smith (R-NE)	$2,000
Bill Johnson (R-OH)	$1,000
Bob Gibbs (R-OH)	$5,000
Brian Babin (R-TX)	$2,000
Brian Mast (R-FL)	$9,000
Carol Miller (R-WV)	$4,500
Chuck Fleischmann (R-TN)	$10,000
Cynthia Lummis (R-WY)	$2,500
Dan Bishop (R-NC)	$2,000
Daniel Webster (R-FL)	$2,000
David Kustoff (R-TN)	$10,000
David Rouzer (R-NC)	$5,000
David Schweikert (R-AZ)	$5,000
Devin Nunes (R-CA)	$7,500
Diana Harshbarger (R-TN)	$3,500
Doug LaMalfa (R-CA)	$2,000
Elise Stefanik (R-NY)	$7,000
Gary Palmer (R-AL)	$4,500
Glenn Thompson (R-PA)	$2,000
Greg Pence (R-IN)	$7,000
Harold Rogers (R-KY)	$1,000
Jackie Swihart Walorski (R-IN)	$4,000
Jason Smith (R-MO)	$5,500
Jodey Arrington (R-TX)	$4,000
John Carter (R-TX)	$2,000
John Rose (R-TN)	$2,000
John Rutherford (R-FL)	$2,500
Josh Hawley (R-MO)	$1,000
Ken Calvert (R-CA)	$2,000
Kevin McCarthy (R-CA)	$10,000
Lee Zeldin (R-NY)	$2,000
Lloyd Smucker (R-PA)	$4,000
Mario Diaz-Balart (R-FL)	$6,500
Mark Green (R-TN)	$2,000
Mike Bost (R-IL)	$4,500
Mike Kelly (R-PA)	$4,000

6

Pete Sessions (R-TX)	$1,000
Randy Weber, Sr. (R-TX)	$3,000
Richard Hudson (R-NC)	$3,000
Rick Crawford (R-AR)	$5,000
Robert Aderholt (R-AL)	$2,500
Roger Marshall (R-KS)	$10,000
Ron Estes (R-KS)	$5,000
Sam Graves (R-MO)	$10,000
Steve Scalise (R-LA)	$5,000
Ted Budd (R-NC)	$1,000
Ted Cruz (R-TX)	$1,000
Tim Burchett (R-TN)	$1,000
Tom Cole (R-OK)	$1,000
Tom Rice (R-SC)	$3,500
Tommy Tuberville (R-AL)	$5,000
Trent Kelly (R-MS)	$2,000
Virginia Foxx (R-NC)	$2,000

7

Sources

Reports

Funding the Bans, Equity Forward, 2019 at https://bit.ly/3c6e9Ii

Conflicted Consequences, Center for Political Accountability, 2020 at https://bit.ly/3f4DPa0

Corporate Enablers: Who are the Leading Bankrollers of Voter Suppression Legislation? Center for Political Accountability, 2021 at https://www.politicalaccountability.net/cpa-reports/

Bankrolling the Disenfranchisers, Public Citizen, 2021 at https://bit.ly/3ra8Qfk

Political Spending & Reproductive Health Rights, Sustainable Investments Institute, September 28, 2020 at https://bit.ly/2PeEnzh

News sources

“U.S. Businesses Say One Thing on Climate Change, But Their Campaign Giving Says Another,” Bloomberg Green, October 23, 2020, at https://bloom.bg/393c6CI.

“These 9 Pride-celebrating companies donated millions to anti-gay Congress members,” LGBTQNation.com, June 23, 2019.

Speeches

“A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” Acting SEC Commissioner Allison Herren Lee, March 15, 2021, at https://bit.ly/3vXEH6D.

8